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MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SAN DIEGO, WASHINGTON, D.C.

NORTHERN VIRGINIA,
ORANGE COUNTY, DENVER,
SACRAMENTO, WALNUT CREEK

TOKYO, LONDON, BEIJING,
SHANGHAI, HONG KONG,
SINGAPORE, BRUSSELS

May 29, 2008		Writer’s Direct Contact 415.268.6617 bparris@mofo.com

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street N. E.

Washington D.C. 20549-3561

Attention: Mr. David R. Humphrey

Re:	Boyd Gaming Corporation
Form 10-K for the year ended December 31, 2007
Definitive 14A Filed April 2, 2008
File No. 001-12882

Dear Mr. Humphrey:

On behalf of Boyd Gaming Corporation (the “Company”), this letter is being filed in response to comments received from the Staff of the Securities and Exchange Commission (the “SEC”) by letter dated May 14, 2008 with respect to the Company’s Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008. The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated into this response letter for convenience. The Company has authorized us to provide the responses below on its behalf.

Form 10-K for the year ended December 31, 2007

Note 18. Segment Information, page 94

1.

SFAS 131 requires disclosure of the information specified in paragraph 25 of that pronouncement. Under SFAS 131, a company may determine segment profitability on a basis that differs from consolidated operating profit as defined by GAAP. We would not consider such a measure to be a “non-GAAP financial measure” under Regulation G and Item 10(e) of Regulation S-X because such “Non-GAAP financial measures” do not include financial measures that are require to be disclosed by GAAP. Please revise Footnote (1) on page 96 to specifically address how you determine segment profitability under SFAS 131. Your footnote appears to have been prepared to comply with the requirements of Sections (C) and (D) of Item 10(e)(i) of Regulation S-K. Such

Mr. David R. Humphrey

Branch Chief

May 29, 2008

Page Two

a footnote would be suitable to accompany a presentation of true “non-GAAP financial measures.” However, it is not appropriate for purposes of your segment footnote disclosures. Further, the revised Footnote (1) disclosure should not refer to the use of this profitability measure for the company as a whole. We invite your attention to Answer 18 of the June 13, 2003 FAQ regarding the use of non-GAAP financial measures for guidance.

Response:

The Company notes the Staff’s comment and supplementally advises the Staff that in future filings the Company will revise Footnote 1 to its table regarding certain operating data for its reportable segments as requested.

2.	SFAS 131 requires that segment profit or loss be reconciled to consolidated income for the company in accordance with paragraph 32(b). Within this context, we do not consider the presentation of the measure of “consolidated” segment profit or loss to be a non-GAAP financial measure, as discussed in Answer 21 of the above reference FAQ. However, as explained in paragraph 11 of SFAS 131, your “corporate expense” does not appear to constitute an operating segment. Accordingly, please present this balance below your measure of “consolidated” segment profit or loss. In addition, please do not adjust it to exclude share-based compensation expense as the resulting balance is a non-GAAP financial measure and is not a required disclosure under SFAS 131. Refer to SAB Topics 14 (F) and (G) for guidance. Alternatively, please provide us with detailed support for your conclusion that corporate expense constitutes an operating segment. We may have further comment upon review of your response.

Response:

The Company notes the Staff’s comment and supplementally advises the Staff that the Company’s corporate expense includes unallocated payroll, professional fees, aircraft costs and various other expenses not directly related to the Company’s casino hotel operations. The Company advises that it has numerous centralized functions, such as purchasing and procurement, human resources, marketing, and information technology, which are vertically integrated into and operate for the direct or indirect benefit of the other reportable segments of the enterprise. The Company advises that these centralized corporate functions, by their nature, are essential to the operations of the Company’s other reportable segments. For this reason, corporate expense is presented on the Company’s reports utilized by its CODM to better understand the performance of the enterprise.

Mr. David R. Humphrey

Branch Chief

May 29, 2008

Page Three

In order to manage the cost-benefit of the centralized corporate functions, the actual expenses of these functions are captured and recorded in corporate departmental profit and loss statements. In addition, revenues of the centralized corporate functions are recorded in these corporate departmental profit and loss statements and represent the allocation of a portion of these expenses to the Company’s reportable segments. The Company advises that for year ended December 31, 2007, approximately $80 million of corporate departmental revenues was recorded and charged to expense at its reportable segments.

The Company does not believe that paragraph 11 of SFAS 131 is applicable to its circumstances as the Company’s centralized corporate functions (and the related revenue) are not incidental, but are integral and vital, to the activities of the enterprise for the reasons described in the previous paragraphs. In addition, the Company believes that corporate expense constitutes an operating segment as it meets that definition described in paragraph 10 of SFAS 131. Furthermore, the Company believes that corporate expense should be included in our presentation of “consolidated” segment profit or loss as this is consistent with management’s approach to organizing the segments within the enterprise for making operating decisions and assessing performance. The Company believes that to omit corporate expense from its presentation of “consolidated” profit or loss would overstate the “consolidated” profit or loss of the other remaining reportable segments.

3.	Based upon our review of the format and content of Exhibit A of your response as well as the descriptive disclosures in Note 12 of your financial statement footnotes, Dania Jai-Alai does not appear to constitute a segment under paragraphs 10 and 11 of SFAS 131. If our understanding is correct, please reclassify this activity to an “all other” category, and present this category as a separate line item within your reconciliation pursuant to paragraph 21 of SFAS 131. Alternatively, if Dania does constitute a segment, it should not be aggregated within the Midwest and South Region as it does not appear to meet the aggregation criteria set forth in paragraph 17 of that statement. Its inclusion in that reportable segment also appears to be precluded by Answer 20 of the referenced FAQ. Further, Vacation Hawaii does not appear to meet the criteria for aggregation for similar reasons. Accordingly, please exclude it from the “Downtown Region” for purposes of this footnote. Alternatively, please explain how our understanding is not correct.

Response:

As it relates to Dania Jai-Alai, the Company notes the Staff’s comment and supplementally advises the Staff that in future filings the Company will reclassify the

Mr. David R. Humphrey

Branch Chief

May 29, 2008

Page Four

activity related to Dania Jai-Alai to an “all other” category, and will present this category as a separate line item within its reconciliation pursuant to paragraph 21 of SFAS 131.

As it relates to Vacations Hawaii, the Company notes the Staff’s comment and supplementally advises the Staff that as disclosed on pages 4 and 5 of its Form 10-K, the Company has developed a distinct niche for its Downtown Las Vegas properties by focusing on customers from Hawaii. Through its Hawaiian travel agency, Vacations Hawaii, the Company operates six charter flights from Honolulu to Las Vegas each week, helping to ensure a stable supply of air transportation. The Company advises that this vertical integration of Vacations Hawaii into its Downtown Las Vegas segment has allowed the Company to capture a significant share of the Hawaiian tourist trade in Las Vegas. The Company advises that during the year ended December 31, 2007, patrons from Hawaii comprised approximately 67% of the occupied room nights at the California, 54% of the occupied room nights at the Fremont and 55% of the occupied room nights at Main Street Station.

The Company believes that Vacations Hawaii should be included as part of its Downtown Las Vegas operating segment as it meets the aggregation criteria of paragraph 17 of SFAS 131, specifically for the following reasons:

•

Aggregation is consistent with the objective and basic principles of SFAS 131 as documented in paragraphs 3 and 4 of that statement based upon management’s approach to organizing the segments within the enterprise for making operating decisions and assessing performance.

•	The segments have similar economic characteristics in that they depend upon the health of the Hawaiian economy.
•	The segments are similar in nature of the service provided (tourism in the form of transportation and gaming related services) and the type of customer (tourists from the Hawaiian Islands).

4.	As it appears that you do not allocate income taxes to the segments, please present a simple reconciliation of “Total Segment EBITDA” to the company’s consolidated income from continuing operations before provision for income taxes and cumulative effect of a change in accounting principle, as contemplated by paragraphs 32(b) and 124 of SFAS 131. Your current presentation appears to represent an alternative income statement for the company which has been prepared on a non-GAAP basis. Such a presentation is not consistent with either the spirit of the SFAS or the intent of Answers 18 through 21 of the referenced FAQ. Please revise as appropriate or advise.

Mr. David R. Humphrey

Branch Chief

May 29, 2008

Page Five

Response:

The Company notes the Staff’s comment and supplementally advises the Staff that in future filings the Company will revise the reconciliation as requested and change the title of the line item from “Total Adjusted EBITDA” to “Total Segment Adjusted EBITDA.”

5.	Finally, your MD&A presentation should be revised as appropriate to address these concerns and to reflect any changes in your financial statement footnote presentation.

Response:

The Company notes the Staff’s comment and supplementally advises the Staff that in future filings the Company will revise its MD&A presentation as appropriate.

* * *

We have been authorized to acknowledge on behalf of the Company and to confirm that the Company is responsible for the adequacy and accuracy of its disclosure in the filing reviewed by the Staff; and that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company further understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Sincerely,

/s/ Brandon C. Parris

Brandon C. Parris

cc:	Jeffrey G. Santoro
Josh Hirsberg
Brian A. Larson
Frederick J. Schwab, Chairman of the Company’s Audit Committee